Perpetual Industries Inc.

5-8720 Macleod Trail S., Unit 110

Calgary, Alberta, Canada T2H 0M4

March 8, 2016

Attention:

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities & Exchange Commission

Washington, D.C. 20549

Dear Mr. Cash,

We have prepared the following response to your Comment Letter dated February 23, 2016.

 Item 8: Financial Statements and Supplementary Data, page 26

1.

We note that you have not included an audit opinion in your Form 10-K for the year ended July 31, 2015. Please amend your Form 10-K to include an audit opinion from a PCAOB independent registered public accounting firm. Refer to Rule 2.02 of Regulation S-X. We also note that you have not included certifications in your filing. We remind you to include currently dated certifications that refer to the Form 10-K/A in your amended Exchange Act filing. If you are unable to obtain an audit opinion from a PCAOB independent registered public accounting firm at this time, please tell us when you will be able to do so.

For full disclosure relating to this matter, the Company provided an explanation submitted as a Report of Management on Company Financial Statements, found on Page 27 of the Form 10-K.

As per the Form 12b-25 (Notification of Late Filing of Form 10-K) filed with the SEC on October 30, 2015, our auditor (Warren Averett, LLC) had not completed the audit of the financial statements for year ended July 31, 2015 by the October 29, 2015 deadline due to matters regarding unsettled bill payments.

We are currently negotiating a bill settlement with our auditors and expect to finalize within the next 30 days. To the best of our knowledge, there is no disagreement with our auditors regarding any accounting or financial disclosures that may have prevented them from completing an audit.

Furthermore, to preserve our limited financial resources, we chose not to provide the financial statements in an interactive data format using eXtensible Business Reporting Language (“XBRL”)—this also applies to Item 3 of the comment letter.

In our best effort to provide the most accurate financial information possible to Company stakeholders and the general public, our management hired an independent accounting firm to help prepare and complete its July 31, 2015 year-end financial statements. It should be noted that the accounting firm is not a registered auditor with the PCAOB and as such cannot provide audited financial statements.

In our opinion the financial statements provided in the Form 10-K presented fairly, in all material respects, the financial position of Perpetual Industries Inc., as of July 31, 2015 and 2014, and the results of its operations and its cash flows for each of the two years in the period ended July 31, 2015, in conformity with U. S. generally accepted accounting principles, to the best of our knowledge and ability.

We are seeking to engage a new audit firm and making all reasonable efforts to have the audit of the year ended July 31, 2015 completed at the earliest possible time and meet all our continuous obligations to provide adequate financial disclosure. We estimate that within the next 90 days that we will be able to obtain an audit opinion from a PCAOB independent registered public accounting firm.

Item 9A: Controls and Procedures, page 44

Management’s Report on Internal Control over Financial Reporting, page 44

2.

We note that you have not included management’s annual report on internal control over financial reporting. Please amend your Form 10-K for the year ended July 31, 2015 to include management’s annual report on internal control over financial reporting. Your management report should include the following:

●

A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting;

●

A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. If management decides to use the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework, please disclose whether you utilized the 1992 or 2013 version when performing your assessment; and

●

Management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Refer to Item 308(a) of Regulation S-K.

Unless you require an amendment sooner, we wish to obtain an audit opinion from a PCAOB independent registered public accounting firm and we shall be amending Item 9A of the 10-K as follows:

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Principal Financial Officer has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the fiscal period ending July 31, 2015 covered by this Annual Report on Form 10-K. Based upon such evaluation, the Chief Executive Officer and Principal Financial Officer has concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective due to the deficiencies in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting during the year ended July 31, 2015. Based upon such evaluation, the Chief Executive Officer and Principal Financial Officer has concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective as required under Rules 13a – 15(e) and 15d – 15(e) under the Exchange Act. The reasons for this include not having an accounting staff that would know what disclosures related to accounting need to be included. This conclusion by the Company’s Chief Executive Officer and Principal Financial Officer does not relate to reporting periods after July 31, 2015.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter ended July 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

3.

Please amend your annual report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

To preserve our limited financial resources, we chose not to provide the financial statements in an interactive data format using eXtensible Business Reporting Language. We shall file the interactive data exhibits required by Item 601(b)(101) of Regulation S-K once we obtain an audit opinion from a PCAOB independent registered public accounting firm and are ready to file an amendment.

4.

We note that you have not filed your Form 10-Q for the quarter ended October 31, 2015. Please file your Form 10-Q as soon as possible or let us know when you plan to file this periodic report.

The Company is currently working with an independent accountant—not registered with the PCAOB—to complete and file the Form 10-Q for the quarter ended October 31, 2015 as well as the quarter ended January 31, 2016. We hope to file the Form 10-Q’s within the next few weeks.

We appreciate the SEC taking time to prepare a comment letter and review our response. We hope that the response is satisfactory, however we are available to discuss further as needed.

Regards,

/s/ Brent W. Bedford

Brent W. Bedford

President & CEO

Perpetual Industries Inc.